FORM 11-K

                 SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549


/ X /  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

    For the fiscal year ended  December 31, 1999
                             ------------------------------

                            OR


/   /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to


                Commission file number 0-24030
                                       -------

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   THE PANDA PROJECT, INC.
                         401(K) PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   THE PANDA PROJECT, INC.
             951 Broken Sound Parkway, Suite 200
                    BOCA RATON, FL  33487

                     THE PANDA PROJECT, INC.
                     -----------------------
                           401(K) PLAN
                           -----------

(a)  Financial Statements and Schedules

The financial statements and schedules included herein are filed as part of this report.

                            SIGNATURE
                            ---------

THE PLAN. Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               THE PANDA PROJECT, INC.
                               401(k) Plan



                         By:   /s/ Susana M. Van Arsdale
                               --------------------
                               Susana M. Van Arsdale
                               Controller
                               The Panda Project, Inc.



Date: June 28, 1999

The Panda Project, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
(Modified Cash Basis)
                                                  Unaudited
                                          -------------------------
                                          December 31,  December 31,
                                               1999          1998
                                          -----------  -----------


Investments at fair value (Note A and B)
    AP Cash Management Fund                $   59,043   $   136,588
    SCB Short Duration Bond Fund               24,289        22,380
    Panda Project Inc. Common Stock Fund          610         4,498
    USTPN Balanced Global 50/50 Fund           13,166        18,776
    USTPN Balanced Global 70/30 Fund           42,814       105,914
    USTPN Global Value Fund                   108,618       152,372
                                          -----------  -----------
Total Investments                             248,540       440,528

Participant Loan Fund                           1,120        13,438
                                          -----------  -----------
Net assets available for benefits         $   249,660   $   453,966
                                          ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                            The Panda Project, Inc. 401(k) Plan
                   Statement of Change in Net Assets Available for Benefits With Fund Information
                                                (Modified Cash Basis)
                                                                          Unaudited
                                                           For the Twelve Months Ended December 31, 1999
                                      ------------------------------------------------------------------------------------
                                                            Panda
                                                            Project,   USTPN      USTPN
                                                 SCB        Inc.       Balanced   Balanced   USTPN
                                      AP Cash    Short      Common     Global   Global     Global  Part-
                                      Management Duration   Stock      50/50    70/30      Value   icipant
                                      Fund       Bond Fund  Fund       Fund     Fund       Fund    Loan Fund  Total
                                      --------   --------  --------  --------  --------  --------  --------  --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                      $    -     $   (384) $ (1,673) $    915  $  6,979  $ 14,719  $    132  $ 20,688
    Interest                             3,592      1,068      -         -         -         -         -        4,660
  Loan Repayments                        8,653       -         -          502      -          220    (9,375)     -
  Contributions:
    Participants'                          -        4,740       730     2,430    11,258    21,603      -       40,761
    Rollovers                              -         -         -         -        -          -         -         -
                                      --------   --------  --------  --------  --------  --------  --------  --------
     Total additions                    12,245      5,424      (943)    3,847    18,237    36,542    (9,243)   66,109

 Deductions from net
  assets attributed to:
    Benefits paid to participants      (91,767)    (3,515)     (747)   (9,416)  (77,631)  (77,259)   (3,075) (263,410)
    Participant Loans                      -         -         -         -         -         -         -         -
    Administrative expenses             (7,005)      -         -         -         -         -         -       (7,005)
                                      --------   --------  --------  --------  --------  --------  --------  --------
    Total deductions                   (98,772)    (3,515)     (747)   (9,416)  (77,631)  (77,259)   (3,075) (270,415)


Interfund transfers                      8,982       -       (2,198)      (41)   (3,706)   (3,037)     -         -
                                      --------   --------  --------  --------  --------  --------  --------  --------
  Net increase (decrease)              (77,545)     1,909    (3,888)   (5,610)  (63,100)  (43,754)  (12,318) (204,306)
Net assets available for benefits:
 Beginning of period                   136,588     22,380     4,498    18,776   105,914   152,372    13,438   453,966
                                      --------   --------  --------  --------  --------  --------  --------  --------
 End of period                        $ 59,043   $ 24,289  $    610  $ 13,166  $ 42,814  $108,618  $  1,120  $249,660
                                      ========   ========  ========  ========  ========  ========  ========  ========

The accompanying notes are an integral part of these financial statements.

                                            The Panda Project, Inc. 401(k) Plan
                   Statement of Change in Net Assets Available for Benefits With Fund Information
                                                (Modified Cash Basis)

                                                                          Unaudited
                                                           For the Twelve Months Ended December 31, 1998
                                      ------------------------------------------------------------------------------------
                                                            Panda
                                                            Project,  USTPN     USTPN
                                                 SCB        Inc.      Balanced  Balanced  USTPN
                                      AP Cash    Short      Common    Global    Global    Global
                                      Management Duration   Stock     50/50     70/30     Value  Participant
                                      Fund       Bond Fund  Fund      Fund      Fund      Fund   Loan Fund  Total
                                      --------  --------  --------  -------- --------  --------  --------  --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                      $    -    $   156   $(54,039) $  2,171  $13,005  $ 15,195  $     408 $(23,104)
    Interest                             5,158    1,768       -         -        -         -          -       6,926
  Loan Repayments                           -         6        580       158        7       447     (1,198)    -
  Contributions:
    Participants'                          567   15,573     19,894     5,061   17,683    32,217       -      90,995
    Rollovers                               -      -          -         -       4,472     4,472       -       8,944
                                      -------- --------  ---------  -------- --------  --------  --------  --------
     Total additions                     5,725   17,503    (33,565)    7,390   35,167    52,331      (790)   83,761

 Deductions from net
  assets attributed to:
    Benefits paid to participants      (19,672)    (464)    (2,267)   (2,486) (20,216)  (45,981)   (1,865)  (92,951)
    Participant Loans                   (9,000)    -          -       (4,250)    -         -       13,250      -
    Administrative expenses             (7,155)    -          -         -        -         -         -       (7,155)
                                      --------  --------  --------- -------- --------  --------  --------  --------
    Total deductions                   (35,827)    (464)    (2,267)   (6,736) (20,216)  (45,981)   11,385  (100,106)


Interfund transfers                     45,168  (15,937)   (23,843)      (67)  (1,641)   (3,680)     -         -
                                      --------  --------  --------- -------- --------  --------  --------  --------
  Net increase (decrease)               15,066     1,102   (59,675)      587   13,310     2,670    10,595   (16,345)
Net assets available for benefits:
 Beginning of period                   121,522    21,278     64,173   18,189   92,604   149,702     2,843   470,311
                                      --------  --------  --------- -------- --------  --------  --------  --------
 End of period                        $136,588  $ 22,380  $   4,498 $ 18,776 $105,914  $152,372  $ 13,438  $453,966
                                      ========  ========  ========= ======== ========  ========  ========  ========

The accompanying notes are an integral part of these financial statements.

                                            The Panda Project, Inc. 401(k) Plan
                   Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                (Modified Cash Basis)

                                                                          Unaudited
                                                           For the Nine Months Ended December 31, 1997
                                      ------------------------------------------------------------------------------------
                                                            Panda
                                                            Project, USTPN      USTPN
                                                 SCB        Inc.     Balanced   Balanced  USTPN
                                      AP Cash    Short      Common   Global     Global    Global
                                      Management Duration   Stock    50/50      70/30     Value   Participant
                                      Fund       Bond Fund  Fund     Fund       Fund      Fund    Loan Fund   Total
                                      --------  --------  --------  --------  --------  --------  --------  --------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
     investments                      $   -     $     61  $  7,308  $  2,708  $ 12,700  $ 14,824  $   -     $ 37,601
    Interest                             8,736     1,007      -         -         -         -          120     9,863
  Loan Repayments                         -        1,037      -        1,037     2,048        99    (4,221)     -
  Contributions:
    Participants'                          168    16,110    12,833     7,739    24,917    41,622      -      103,389
    Rollovers                             -         -       33,115      -       20,994     3,776      -       57,885
                                      --------  --------  --------  --------  --------  --------  --------  --------
     Total additions                     8,904    18,215    53,256    11,484    60,659    60,321    (4,101)  208,738

 Deductions from net
  assets attributed to:
    Benefits paid to participants      209,443    10,488       369    10,369    31,020    12,483     1,234   275,406
    Participant Loans                     -        1,232      -        1,306     2,346     2,069    (6,953)    -
    Administrative expenses              6,798       (61)       (4)     (105)     (102)      (51)     -       6,475
                                      --------  --------  --------  --------  --------  --------  --------  --------
    Total deductions                   216,241    11,659       365    11,570    33,264    14,501    (5,719) (281,881)


Interfund transfers                   (213,370)   14,722    11,282    18,275    65,209   103,882      -         -
                                      --------  --------  --------  --------  --------  --------  --------  --------
  Net increase (decrease)             (420,707)   21,278    64,173    18,189    92,604   149,702     1,618   (73,143)
Net assets available for benefits:
 Beginning of period                   542,229      -         -         -         -         -        1,225   543,454
                                      --------  --------  --------  --------  --------  --------  --------  --------
 End of period                        $121,522  $ 21,278  $ 64,173  $ 18,189  $ 92,604  $149,702  $  2,843  $470,311
                                      ========  ========  ========  ========  ========  ========  ========  ========

The accompanying notes are an integral part of these financial statements.

The Panda Project, Inc. 401(k) Plan
Notes to Financial Statements (unaudited)

A. Description of Plan

   The following description of The Panda Project, Inc. ("Company") 401(k) Plan ("Plan"), as amended effective April 1, 1997, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL. The Plan is a defined contribution plan covering all permanent fulltime or part-time United States (U.S.) Payroll-based employees of the Company who have six months of service, are age twenty-one or older and worked 1000 hours in a plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Change in Fiscal Year

      The Plan was implemented effective April 1, 1995 with a fiscal year ending on March 31. During 1997, the Plan s fiscal year was changed from April 1 through March 31 to January 1 through December 31. The accompanying financial statements are as of December 31, 1999 and December 31, 1998, for the year ended December 31, 1999, December 31, 1998, and for the transition period April 1, 1997 through December 31, 1997.

      CONTRIBUTIONS. Each plan year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. At the discretion of the Company, matching contributions and other nonelective contributions may be made to the Plan.

      PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and, (b) Plan earnings.
      Allocations are based on participant eligible contributions or account balances, as defined.

      VESTING. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching and other contributions plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service, and vests 20% per year prior to 5 years.

      INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of the following six investment options, all of which are U.S. Trust Companies of the Pacific Northwest Collective Investment Funds ("USTPN") with the exception of The Panda Project, Inc. Common Stock Fund, Sanford C. Bernstein ("SCB") Short Duration Bond Fund and American Performance ("AP") Cash Management Fund:

      AP Cash Management Fund: Invests in U.S. Dollar-Denominated, high quality, short-term debt and other short-term obligations of high quality which have remaining maturities of 397 days of less.

      SCB Short Duration Bond Fund: Invests in a wide variety of fixed income securities including U.S. Treasury, agency and corporate bonds, high-quality money market securities and others.

      USTPN Balanced Global 50/50 Fund: Target investment allocation is 50% of its assets invested in Intermediate Duration Portfolio (high-grade fixed-income securities with an effective duration of three to six years), 40% of its assets invested in the Diversified Value Fund (invests in stocks of well-established companies primarily listed on the New York Stock Exchange that the Trustee considers undervalued), and 10% of its assets invested in the International Value Portfolio (invests primarily in equity securities of established foreign companies).

      USTPN Balanced Global 70/30 Fund: Target investment allocation is 55% of its assets invested in the Diversified Value Fund, 15% of its assets invested in the International Value Portfolio, and 30% of its assets invested in Intermediate Duration Portfolio.

      USTPN Global Value Fund: Target investment allocation is 65% of its assets invested in a portfolio of approximately 50 to 75 U.S. traded stocks, 30% of its assets invested in the International Value Portfolio, and 5% of its assets invested in the Emerging Markets Value Portfolio (invests primarily in equity securities of companies headquartered in countries that are considered to be developing countries).

      The Panda Project, Inc. Common Stock Fund: Funds are invested in common stock of The Panda Project, Inc.

      Participants may change their investment options at any time.

      PARTICIPANT LOAN FUND. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms may be up to five years under normal circumstances or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate as documented in the Wall Street Journal plus one percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

      PAYMENT OF BENEFITS. Upon termination of service due to death, disability, retirement or due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or may stay in the plan indefinitely so long as they meet the minimum funds requirement.

      FORFEITED ACCOUNTS. At December 31, 1999, forfeited nonvested accounts totaled $59,043. These accounts may be used to pay administrative expenses of the Plan and/or reduce future employer contributions.

      ADMINISTRATIVE EXPENSES.   Administrative expenses of the Plan
      are generally paid from forfeitures. In the event such expenses exceed amounts available from forfeitures, the Company will be responsible for the payment of the excess amount.

B. Summary of Accounting Policies

   BASIS OF ACCOUNTING

   The unaudited financial statements of the Plan have been prepared using the modified cash basis of accounting. Under the modified cash basis of accounting, contributions and transfers among investment options are recorded when received or paid, distributions are recorded when paid, and interest is accrued when earned.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company s common stock is valued at its quoted market price, within the Company's Common Stock Fund. The Company's Common Stock Fund is valued at its net asset value. Participant notes receivable are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   PAYMENT OF BENEFITS

   Benefits are recorded when paid.

C. Benefit Obligations

   Benefit obligations for persons who withdrew from participation in the plan by investment option are as follows:

                                          December 31,   December 31,
                                             1999            1998
                                         ----------------------------
   AP Cash Management Fund               $        -   $        90,841
   SCB Short Duration Bond Fund                   543           4,033
   Panda Project, Inc. Common Stock Fund          -             4,075
   USTPN Balanced Global 50/50 Fund               622           6,063
   USTPN Balanced Global 70/30 Fund               652          51,170
   USTPN Global Value Fund                        625          56,356
   Participant Loan Fund                        1,120           9,773
                                         ----------------------------
                                         $      3,562    $    222,310
                                         ============================

D. Plan Termination

   The Company has the right under the Plan to discontinue its discretionary contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   During the plan year ended December 31, 1998 and 1997 a partial termination of the plan occurred related to a reduction of workforce. Due to the partial termination of the plan, amounts previously forfeited are being paid out or added to the accounts of terminated employees during the plan year ended December 31, 2000.

E. Tax Status

   The Internal Revenue Services has determined and informed the Company by a letter dated September 9, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as written, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

F. The plan was amended April 1, 1997 to allow issuance of the Company's common stock as an investment option. Additionally, new trustees and investment managers were named as of April 1, 1997.


                                                                                                     Schedule I
The Panda Project, Inc. 401(k) Plan
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
                                                                                                  Current
Identity of Issue                       Description of Investment                   Cost           Value
-------------------------------------------------------------------------------------------------------------
AP Cash Management Fund                 Money Market Fund    59,043    Shares       $ 59,043      $ 59,043
SCB Short Duration Bond Fund            Bond Fund             1,980    Shares         24,601        24,289
Panda Project, Inc. Common Stock Fund   Company Stock Fund      331    Shares          1,663           610
USTPN Balanced Global 50/50 Fund        Mutual Fund             814    Shares         11,326        13,166
USTPN Balanced Global 70/30 Fund        Mutual Fund           2,411    Shares         34,868        42,814
USTPN Global Value Fund                 Mutual Fund           7,649    Shares         90,105       108,618
Participant Loan Fund                   Interest Rates                 9.5%            1,120         1,120
                                                                                    ------------------------
                                                                                    $222,726      $249,660
                                                                                    ========================

                                                                                                         Schedule II
The Panda Project, Inc. 401(k) Plan
Schedule of Reportable Transactions
For the Nine Months Ended December 31, 1999
                                                                                              Current
                                                                                              Value of
                                                                                              Asset on
Identity                                                 Purchase    Selling     Cost of      Transaction  Net Gain
of Issue                           Description of Asset  Price       Price       Asset        Date         or (Loss)
------------------------------------------------------------------------------------------------------------------

Category (iii) A Series of Transactions in Excess of 5% of Plan Benefits

AP Cash Management Fund            Money Market Fund     $   ,       $86,859     $ 86,859     $ 86,859            -
USTPN Balanced Global 70/30 Fund   Mutual Fund               ,        21,313       16,378       21,313           4,935
USTPN Global Value Fund            Mutual Fund               ,        34,041       25,811       34,041           8,230